Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended September 30,
	2012	2013	2014	2015	2016
Earnings:
Earnings from continuing operations before income taxes	$2,377	2,491	3,191	3,807	2,316
Fixed charges	373	373	355	331	337
Earnings, as defined	$2,750	2,864	3,546	4,138	2,653

Fixed Charges:
Interest expense	$241	234	218	200	215
One-third of all rents	132	139	137	131	122
Total fixed charges	$373	373	355	331	337

Ratio of Earnings to Fixed Charges	7.4X	7.7X	10.0X	12.5X	7.9X